UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Ammendment No.    )

EGA EMERGING GLOBAL SHS TR

(Name of Issuer)

EGS EMKTCONS ETF

(Title of Class of Securities)

268461779

(CUSIP Number)

Dec 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G
CUSIP No. 268461779

1)	Name of Reporting Person Bank Of Montreal
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 2,570,171(1)
	6)	Shared Voting Power: 1433(2)
	7)	Sole Dispositive Power: 2,515,753(1)
	8)	Shared Dispositive Power: 55,959(1)
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,576,387(1)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 9.403%
12)	Type of Reporting Person HC

(1)	Shares are held indirectly by the Reporting Person’s subsidiaries, Sullivan, Bruyette, Speros & Blayney, Inc., BMO Harris Financial Advisors, Inc., BMO Asset Management Corp. and BMO Harris Bank N.A.
(2)	Beneficial ownership of 1,433 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G
CUSIP No. 268461779

1)	Name of Reporting Person BMO HARRIS BANK N.A.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power: 2,570,171
	6)	Shared Voting Power: 883(1)
	7)	Sole Dispositive Power: 2,515,645
	8)	Shared Dispositive Power: 55,409
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,571,054
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 9.3834%
12)	Type of Reporting Person BK

(1)	Beneficial ownership of 883 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G
CUSIP No. 268461779

1)	Name of Reporting Person SULLIVAN BRUYETTE SPEROS & BLANEY INC
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Virginia, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power:
	6)	Shared Voting Power:
	7)	Sole Dispositive Power: 108
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 108
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0003%
12)	Type of Reporting Person IA

SCHEDULE 13G
CUSIP No. 268461779

1)	Name of Reporting Person BMO HARRIS FINANCIAL ADVISORS, INC.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power:
	6)	Shared Voting Power: 550(1)
	7)	Sole Dispositive Power:
	8)	Shared Dispositive Power: 550
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 550
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.0002%
12)	Type of Reporting Person BD, IA

(1)	Beneficial ownership of 550 shares is specifically disclaimed. See Item 4.

SCHEDULE 13G
CUSIP No. 268461779

1)	Name of Reporting Person BMO ASSET MANAGEMENT CORP.
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5)	Sole Voting Power:
	6)	Shared Voting Power:
	7)	Sole Dispositive Power:
	8)	Shared Dispositive Power:
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,675
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11)	Percent of Class Represented by Amount in Row (9) 0.017%
12)	Type of Reporting Person IA

SCHEDULE 13G

CUSIP No. 268461779

ITEM 1(a).	Name of Issuer.

EGA EMERGING GLOBAL SHS TR

ITEM 1(b).	Address of Issuer’s Principal Executive Offices.

EGA Emerging Global Shares Trust

155 West 19th Street

New York, NY 10011

ITEM 2(a).	Names of Persons Filing.

Bank Of Montreal

BMO HARRIS BANK N.A.

SULLIVAN BRUYETTE SPEROS & BLANEY INC

BMO HARRIS FINANCIAL ADVISORS, INC.

BMO ASSET MANAGEMENT CORP.

ITEM 2(b).	Address of Principal Business Office or, if none, Residence.

Bank Of Montreal

1 First Canadian Place

Toronto, Ontario, Canada M5X 1A1

BMO Harris Bank N.A.

111 W Monroe Street

Floor 6E

Chicago, IL 60603

Sullivan, Bruyette, Speros & Blaney, Inc

8444 Westpark Drive

Suite 610

McLean, VA 22102

BMO Harris Financial Advisors, Inc.

311 West Monroe

14th Floor

Chicago, IL 60603

BMO Asset Management Corp.

115 South La Salle Street

Floor 11 West

Chicago, IL 60603

ITEM 2(c).	Citizenship or Place of Organization.

Bank Of Montreal is organized under the laws of Canada.

BMO HARRIS BANK N.A. is organized under the laws of Delaware,

United States.

SULLIVAN BRUYETTE SPEROS & BLANEY, INC. is organized

under the laws of Virginia, United States.

BMO HARRIS FINANCIAL ADVISORS, INC. is organized under the

laws of Delaware, United States.

BMO ASSET MANAGEMENT CORP. is organized under the laws of

Delaware, United States

ITEM 2(d).	Title of Class of Securities.

EGS EMKTCONS

ETF

ITEM 2(e).	CUSIP Number.

268461779

ITEM 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☒	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☒	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☒	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

ITEM 4.	Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference. The information included in Items 5-11 for Bank of Montreal, BMO Harris Financial Advisors, Inc., and BMO Harris Bank N.A. includes 1,433 shares held in one or more employee benefit plans where BMO Harris Financial Advisors, Inc., and BMO Harris Bank N.A.., as directed trustees, may be viewed as having voting or dispositive authority in certain situations pursuant to SEC and Department of Labor regulations or interpretations. Pursuant to Rule 13d-4 under the Act, inclusion of such shares in this statement shall not be construed as an admission that the Reporting Person or its subsidiaries are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bank of Montreal is reporting on this Schedule 13G securities held through its subsidiaries, BMO Harris Bank N.A., Sullivan, Bruyette, Speros, & Blayney, Inc., BMO Harris Financial Advisors, Inc., and BMO Asset Management Corp. as fiduciaries for certain employee benefit plans, trust and/or customer accounts. As a result, participants in the plans, trust beneficiaries and customers are entitled to receive, or have the power to direct the receipt of, dividends and proceeds from the sale of such securities. No such person is known to have such an interest relating to more than five percent of the class of subject securities.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Bank of Montreal is the ultimate parent company of BMO Harris Bank, N.A., a U.S. institution, Sullivan, Bruyette, Speros & Blayney, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a U.S. institution, BMO Harris Financial Advisors, Inc., a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a U.S. institution, and BMO Asset Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and a U.S. institution.

ITEM 8.	Identification and Classification of Members of the Group.

  Not Applicable

ITEM 9.	Notice of Dissolution of Group.

  Not Applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of the 16th day of February, 2016.

BANK OF MONTREAL

/s/ Barbara Muir
Barbara Muir
SVP, Deputy General Counsel
Corporate Affairs & Corporate Secretary

BMO HARRIS BANK N.A.

*

SULLIVAN, BRUYETTE, SPEROS & BLAYNEY, INC.

*

BMO FINANCIAL ADVISORS, INC.

*

BMO ASSET MANAGEMENT, CORP.

*

*Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.

Exhibit 1

JOINT FILING AGREEMENT

In accordance with rule 13d-1(k) under the Securities Act of 1934, as amended, each of the undersigned entities, as applicable, pursuant to a duly executed power of attorney, hereby agrees to this and any future joint filing of Schedule 13G (including any and all amendments thereto) to be made on their behalf and further agrees to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement consents to the filing of this and any future Schedule 13G (including any and all amendments thereto) by Bank of Montreal.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 16th day of February, 2016.

BANK OF MONTREAL

By:	/s/ Barbara Muir
Barbara Muir
Senior Vice President, Deputy General Counsel of Corporate Affairs, and Corporate Secretary

BANK OF MONTREAL IRELAND PLC	BMO ASSET MANAGEMENT CORP.

*	*

BMO ASSET MANAGEMENT INC.	BMO CAPITAL MARKETS CORP.

*	*

BMO CAPITAL MARKETS LIMITED	BMO DELAWARE TRUST COMPANY

*	*

BMO FINANCIAL CORP.	BMO GLOBAL ASSET MANAGEMENT (ASIA) LIMITED

*	*

BMO HARRIS BANK N.A.	BMO HARRIS FINANCIAL ADVISORS, INC.

*	*

BMO HARRIS INVESTMENT MANAGEMENT INC.	BMO INVESTORLINE, INC.

*	*

BMO LIFE ASSURANCE COMPANY	BMO NESBITT BURNS INC.

*	*

F&C ASSET MANAGEMENT PLC	HARRIS MY CFO, LLC

**	*

LGM (BERMUDA) LTD. (formerly, LLOYD GEORGE MANAGEMENT (BERMUDA) LTD.)	LGM INVESTMENTS LIMITED (formerly, LLOYD GEORGE MANAGEMENT (EUROPE) LTD.)

*	*

MONEGY INC.	PYRFORD INTERNATIONAL LIMITED

*	*

STOKLER OSTLER WEALTH ADVISORS INC.	SULLIVAN, BRUYETTE, SPEROS & BLAYNEY, INC.

*	*

TAPLIN, CANIDA & HABACHT, LLC

*

*	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 14, 2014 by the Reporting Persons named herein (File No. 005-59405), which is incorporated by reference.
**	Pursuant to Power of Attorney filed as Exhibit 2 to Schedule 13G filed on February 13, 2015 by the Reporting Person named herein (File No. 005-79749), which is incorporated by reference.

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